MHHC Enterprises Inc.

400 Union Street SE, Suite 200

Olympia, WA 98501

December 22, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	MHHC Enterprises Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed June 23, 2021

Ladies and Gentlemen:

Please find our responses to the comments made by the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated July 19, 2021 related to the Amendment No. 1 to Offering Statement to Form 1-A of MHHC Enterprises Inc. (the “Company” or “MHHC”) filed on June 23, 2021. Our response to each comment follows the Staff’s comment which has been reproduced. In addition, we have updated the disclosure as we deemed appropriate and as our new counsel advised us was required.

Amendment No. 1 to Offering Statement on Form 1-A

Our Company, page 1

1.	We note your response to previous comment 16 regarding your Due from McCusker Holdings at December 31, 2019 and September 30, 2020. Please tell us the nature of this $383,807 receivable at December 31, 2018, why the amount had not changed at September 30, 2020, and its ultimate disposition prior to December 31, 2020.

Response:

In connection with the audit of our 2020 consolidated financial statements, which have been filed with Amendment No. 2 to Offering Statement on Form 1-A (“Amendment No. 2”), this receivable was written off.

Risk Factors

We have not paid cash dividends in the past, page 10

2.	We note your disclosure here that you have "never paid cash dividends on your capital stock and do not anticipate paying cash dividends on [your] capital stock in the foreseeable future." Please revise and balance this disclosure for consistency with your statement on page 13 that you have approved a dividend of 10 shares of common stock for each 1 share of common stock. Please also include risk factor disclosure regarding the potential dilutive effect of a dividend of common stock.

United States Securities and Exchange Commission

Division of Corporation Finance

December ___, 2021

Response:

We have revised our disclosure on pages 2, 10, 14 and 24 to note that a dividend of 10 shares of common stock for each 1 share of common stock was implemented on December 7, 2021 after obtaining approval from the Financial Industry Regulatory Authority. Because the dividend was declared for all shareholders of common stock evenly, there will be no dilutive effect. However, we have added disclosure to the Summary on page 2 and the risk factor on page 10 to describe the potential trading volatility and depressive effect on the stock price which may arise from the stock dividend.

Management's Discussion and Analysis of Financial Condition and Results of Operations Revenues, page 14

3.	Given your significant deferred revenue at both December 31, 2020 and March 31, 2021 that exceeds revenue recognized during those periods, please revise your operating results to disclose the change in each period, including whether they relate to changes in the price, volume or amount of products or services sold. Refer to Item 9(a) of Part II of Form 1-A Management's Discussion and Analysis requirements.

Response:

The increase in deferred revenue was not as a result of any changes in price, volume or amount of products or services sold. After filing the initial Form 1-A with the Commission, the Company hired an experienced CPA with an expertise in public reporting and GAAP. In consultation with management, the financial statements were revised to present deferred revenue in accordance with GAAP.

Business, page 17

4.	We note your response to our prior comment 6 and reissue in part. Please revise to expand the description of your business to include information about distribution channels, pricing models, clients or client groups. In addition, describe the general development of the business during the past three years. Refer to Item 7(a) of Form 1-A.

Response:

We have revised our disclosure on pages 18 and 19 to describe additional specifics about our lines of business, including information about distribution channels, pricing models and client groups. With respect to the general development of the business during the past three years, the Company has been focused on the same products and services for over three years, as more particularly described in “Business” beginning on page 18 of the Offering Statement.

Management, page 20

5.	We note your response to our prior comment 8 and reissue. Please give a brief summary of your officers and directors business experience during the past five years. This summary should include the dates, companies/organizations and respective positions of your officers and directors during the period of time spanning from year 2016 to 2021. Refer to Item 10(c) of Form 1-A.

United States Securities and Exchange Commission

Division of Corporation Finance

December ___, 2021

Response:

We have included this disclosure beginning on page 22 of the Offering Statement.

Executive Compensation, page 21

6.	We note your response to our prior comment 9 and reissue. Refer to your disclosure in the Unregistered Sales of Equity Securities and Use of Proceeds section on page 15. You state that Mr. Raymond MacKay received 600,000,000 shares of common stock as compensation for services rendered to your subsidiary. We also note the 12,000,000 shares issued on December 28, 2020 to management, as indicated on page 15. Please include this compensation in the summary compensation table or advise why it is not included.

Response:

As disclosed in Note 8 to the consolidated financial statements, “On November 3, 2020, the Company effected 1-for-7,400 reverse split of its common stock. All references to common shares and per-share data for all periods presented in this report have been retroactively adjusted to give effect to this reverse split.” Hence, Mr. MacKay received 81,082 shares of common stock as compensation. The fair value of the compensation was $120,000. This compensation amount has been added to the Summary Compensation Table.

Index to Financial Statements, page 28

7.	We note that this is a Tier 1 offering and you have not provided audited financial statements; however, you have not indicated in Item 4 of Part I whether your financial statements are audited. If your annual financial statements have not been audited, please revise to select this indication in Item 4, and revise to label the financial statements as "unaudited." However, if your financial statements were audited for a purpose other than filing Form A-1, provide an audit report that is signed by a CPA or a CPA firm and file their consent. Please refer to Part F/S (b)(2) of Form 1-A.

United States Securities and Exchange Commission

Division of Corporation Finance

December ___, 2021

Response:

As noted above, we have included the audited financial statements in Amendment No. 2. We have revised the Offering Statement to reflect that this is a Tier 2 Offering.

8.	We note your December 31, 2019 financial statement are significantly different from those with the same date, as included in your prior Form 1-A filed on January 7, 2021. Please tell us the reason(s) for the differences.

Response:

Please see our response to Comment No. 3. After filing the initial Form 1-A with the Commission, the Company hired an experienced CPA with expertise in public reporting and GAAP. As a result, several of the financial amounts were revised to be in accordance with GAAP, which were not properly recorded or presented in the initial Form 1-A.

Notes Payable, page F-19

9.	Please tell us the terms of the notes that comprise the $291,500 and $255,800 notes payable at March 31, 2021 and December 31, 2020, including their inception date, interest rates and maturity.

Response:

Disclosure of the details of these notes payable are included in Note 6 of the audited consolidated financial statements for the years ended December 31, 2020 and 2019 as well as Note 6 of the unaudited consolidated financial statements for the six months ended June 30, 2021 and 2020.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Brian S. Bernstein, Esq. at (561) 471-3516 or bbernstein@nasonyeager.com.

Sincerely yours,

/s/ Frank Hawley

Frank Hawley

Chief Executive Officer

cc: Brian S. Bernstein, Esq.

Michael D. Harris, Esq.

Nason, Yeager, Gerson, Harris & Fumero, P.A.